Filed by Tastemaker Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tastemaker Acquisition Corp. (File No. 001-39858)

The following is a transcript of a presentation that the Quality Gold Companies made available to their employees on October 21, 2022.

Quality Gold Company Presentation

Thank you everyone for getting up early to hear us talk. We wanted you to hear it from us first.

If you are wondering why we called this meeting. It’s all good, I will assure you. We wanted to let you our management team be the first to hear, that Quality Gold is going to be a publicly traded company. We are going to be listed on the NASDAQ stock exchange. Our new name will become Quality Gold Holdings. Our symbol will be QGLD This is an evolution of a path that Quality has been on for 43 years. We have been a successful private company. Next year we are going to become a successful public company.

So let’s walk through what this means. First, the rumors, we fall for them all the time, they rarely ever come true. They most always disappoint us. The company is not being sold. We are not cashing out and not going to live on an island somewhere or retiring. We will be working hard alongside of you, to keep building QG. Jason and I will still own a very high percentage of the company, we will be in control of all day-to-day decisions. To be public, we do have to have other shareholders. We estimate that 6.5% of the stock will be owned by the public. Resulting in us owning the other 93 1/2%. Those are all estimates.

Our family business will remain just that. It will be the same people you see today. We are adding a few new faces to help with additional work as required. But we won’t be changing how we do things. What got us here will be what takes us to the next level. We must keep approaching things the same way as before. But nothing says our family business can’t grow. That’s the whole point of what we are doing, growing it for the long term. Creating longevity, flexibility and stability for our company and our employees.

I want to answer some questions that you might have. First, we are going public through a SPAC. That’s S-P-A-C. SPAC stands for Special Purpose Acquisition Company. This company is already a public company whose sole purpose was to find a private company and merge with them. It’s a faster and less expensive way for Quality Gold to go public. An IPO would have been a more expensive, and a longer process, we chose to go through a SPAC.

Why are we doing this? Jason and I are committed to this business, we want to see it grow, even double in size. Our industry will continue its consolidation, with it comes opportunities that Quality Gold can take advantage of. This means acquiring other companies, as we have been doing over the years. But we just might find some larger opportunities now.

Next question is how does this affect me and my fellow employees? For almost all of your departments, it won’t change how they do the job or how you do your job. We hope this will end up adding growth and development to all departments, but what you do and how you do it will most likely not be changing because of this. It might change as normal because we figure out a better or faster way to do. If we add growth, we need to add jobs. We will add resources to your departments where warranted. But being public doesn’t change how we receive an item, manufacture a ring, or ship a package. A few departments like accounting, HR, will have the most changes, just because the rules and laws are different that we have to abide by, or the level of reporting is much more intense for a public company versus a private company. But for almost all of the other departments, its hopefully more of the same, growth.

One of the advantages of being a public company, is that we get an additional currency, our own stock. We will be using this at times for bonuses or incentives, but honestly, we need to sit down with professionals and design a program as to how that might look and intermingle with our current profit sharing.

This has been in process for over 6 months. A select group of people internally have been working very hard full time to get us to this point, and we are still many months away from officially going public. Today is the announcement. It was going to be yesterday, but today is the announcement. There are so many things we are working on at the moment, many of those have been falling on the accounting department, specifically on the shoulders of Dennis Horn. He’s done an unbelievable job in being the hub in this process. Everything has passed through him off to the lawyers or auditors.

While we have been talking, there’s been a general email with this same information on a recording that’s been sent out for everyone. We wanted you to be comfortable with what we are doing so you are able to answer any questions that they may have. Customers, press releases, and the public are receiving a notification at this time.

Being a public company will give us a certain stature, it is unique, very few companies are public, there’s a few retailers, but no other Jewelry Wholesaler is public in the US.

Thank you for taking the time this morning. This is truly exciting time for the Quality Gold Family. Over the coming days, we will disseminate more information to you through email.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed transactions, Quality Gold Holdings, Inc. (“New Parent”) intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement will include a prospectus with respect to New Parent’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to Tastemaker’s stockholder meeting to vote on the transaction. New Parent, Tastemaker Acquisition Corp. (“Tastemaker”), Quality Gold, Inc. (“Quality Gold”), QGM, LLC (“QGM”), J & M Group Holdings Inc. (“J&M”) and L & L Group Holdings, LLC (“L&L” and, together with Quality Gold, QGM and J&M, each, a “Quality Gold Company” and, collectively, the “Quality Gold Companies”), urge investors and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Tastemaker and the Quality Gold Companies through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Tastemaker or New Parent can be obtained free of charge by directing a written request to Tastemaker Acquisition Corp. at 501 Madison Avenue, Floor 5, New York, NY 10022.

Participants in the Solicitation

New Parent, Tastemaker, the Quality Gold Companies and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tastemaker’s stockholders in connection with the proposed business combination between Tastemaker and the Quality Gold Companies (the “Business Combination”). You may obtain more detailed information regarding the names and interests in the Business Combination of Tastemaker’s directors and officers in Tastemaker’s filings with the SEC, including Tastemaker’s annual report on Form 10-K for the year ended December 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tastemaker’s stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus forming a part of the Registration Statement. Investors and security holders of Tastemaker and the Quality Gold Companies are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available, because they will contain important information about the Business Combination.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of applicable United States federal securities laws. Forward-looking statements include, but are not limited to, statements regarding any of Tastemaker’s, the Quality Gold Companies’, or their respective affiliates’ expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demand, and growth potential of the markets for the Quality Gold Companies’ products, (ii) the Quality Gold Companies’ business and acquisition strategy, (iii) the expansion of the Quality Gold Companies’ product categories, (iv) the implied upside and implied valuation of the Quality Gold Companies, (v) potential competition; (vi) the Quality Gold Companies’ projected financial results, (vii) statements regarding the Quality Gold Companies’ value, (viii) statements regarding the potential results and benefits of the Business Combination, the amount of cash to be delivered at closing from Tastemaker’s trust account, and stockholder value, (ix) expectations related to the terms of the Business Combination, and (x) statements regarding the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, and actual results may differ materially from those expressed or implied in those statements due to various important factors, including, but not limited to: (i) the outcome of any proceedings that may be instituted against Tastemaker or the Quality Gold Companies following the announcement of the Business Combination; (ii) the inability of Tastemaker and the Quality Gold Companies to complete the Business Combination, including due to failure to obtain approval of the stockholders of Tastemaker, delays in obtaining, adverse conditions in, or the inability to obtain regulatory approvals, or delays in completing regulatory reviews, required to complete the Business Combination; (iii) the risk that the Business Combination disrupts current plans and operations, and (iv) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitability, maintain relationships with customers and suppliers and retain key employees, costs related to the Business Combination, changes in applicable law and regulations, the possibility that the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors, the impact of the global COVID-19 pandemic, and other risks and uncertainties described in Tastemaker’s Annual Report on Form 10-K for the year ended December 31, 2021, and its Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 to be filed by New Parent in connection with the Business Combination, including those under “Risk Factors” in those filings with the SEC, and as indicated from time to time in Tastemaker’s and New Parent’s other SEC filings. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Tastemaker’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the Business Combination, which is expected to be filed with the SEC by New Parent, and other documents filed by Tastemaker, the Quality Gold Companies or any of their respective affiliates from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tastemaker, the Quality Gold Companies or any of their respective affiliates and their respective representatives assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Tastemaker, the Quality Gold Companies or any of their respective affiliates nor any of their respective representatives gives any assurance that Tastemaker, the Quality Gold Companies or any of their respective affiliates will achieve their respective expectations.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.